February 17, 2010

To: NovaGold Resources Inc.

CONSENT OF SEAN ENNIS

I consent to the inclusion in this annual report on Form 40-F of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of “Technical Report, Rock Creek and Big Hurrah Project” dated February 21, 2008 (the “Technical Report”) and the information derived from the Technical Report, included in the 2009 Annual Information Form of NovaGold Resources Inc. dated February 17, 2010 (the “AIF”).

I also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871; 333-136493 and 333-164083) and Form F-10 (No. 333-163551) of the references to my name, the use of the Technical Report and the information derived from the Technical Report in the AIF, which are included in the annual report on Form 40-F.

Dated this 17th day of February 2010.

Yours truly,

/s/ Sean Ennis
Sean Ennis
Vice President, Mining

NORWEST CORPORATION

830, 1066 W Hastings Street • Vancouver, BC CANADA V6E 3X2 • Telephone (604) 602-8992 • Fax (604) 602-8951 • www.norwestcorp.com
VANCOUVER / CALGARY / SALT LAKE CITY / DENVER / GRAND JUNCTION / CHARLESTON